Exhibit 2.2

ARTICLES OF AMENDMENT

TO

SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

DIMICRON, INC.

Pursuant to the provisions of the Utah Revised Business Corporation Act, the undersigned corporation (the “Corporation”) hereby adopts the following Articles of Amendment to its Second Amended and Restated Articles of Incorporation, as previously amended:

I.

The name of the Corporation is Dimicron, Inc.

II.

The following amendment (the “Amendment”) to the Corporation’s Second Amended and Restated Articles of Incorporation, as previously amended, was adopted by the shareholders of the Corporation who held a majority of the outstanding shares of each class of capital stock of the Corporation entitled to vote as of August 24, 2022, in the manner prescribed by the Utah Revised Business Corporation Act:

Paragraph A of Article III of the Second Amended and Restated Articles of Incorporation, as previously amended, is hereby amended to read as follows:

ARTICLE III

A.	2022 Reverse Stock Split. Each ten (10) shares of Common Stock issued and outstanding as of 5:00 P.M. Eastern time on August 24, 2022 (the “Effective Time”) shall be, as of the Effective Time, combined into one (1) share of Common Stock (the “Common Stock Consolidation”); provided, however, that fractional shares of Common Stock remaining after the Common Stock Consolidation of all shares held by each stockholder shall be addressed below.

Each ten (10) shares of Preferred Stock issued and outstanding as of the Effective Time shall be, as of the Effective Time, combined into one (1) share of Preferred Stock (the “Preferred Stock Consolidation” and, together with the Common Stock Consolidation, the “Consolidation”); provided, however, that fractional shares of Preferred Stock remaining after the Preferred Stock Consolidation of all shares held by each stockholder shall be addressed below.

Each certificate representing shares of Common Stock or Preferred Stock that are issued and outstanding immediately prior to the Effective Time, shall thereafter for all purposes be deemed to represent one (1) share of Common Stock or Preferred Stock (respectively) for each ten (10) shares represented by such certificate; and each holder of record of a certificate for ten (10) or more shares of stock as of the Effective Time shall be entitled to receive, as soon as practicable, upon surrender of such certificate to the Company, together with the form of transmittal letter provided by the Company (if any), a certificate or certificates representing one (1) share of stock for each ten (10) shares represented by the certificate of such holder immediately prior to the Effective Time; provided, however, that the treatment fractional shares of Common Stock and Preferred Stock remaining after the Consolidation of all shares held by a stockholder is as provided below. The shares of stock represented by certificates issued pursuant to this paragraph shall be validly issued, fully paid and nonassessable.

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No fractional shares or scrip certificates shall be issued to the holders of presently issued and outstanding shares of Common Stock as a result of the Common Stock Consolidation, or holders of presently issued and outstanding shares of Preferred Stock as a result of the Preferred Stock Consolidation. In lieu of fractional shares, stockholders who would otherwise be entitled to receive a fractional share after the Consolidation of all Common Stock or Preferred Stock held by the stockholder will receive one (1) whole share of stock of the respective class (whether Common Stock or Preferred Stock). The number of authorized shares of Common Stock or Preferred Stock shall also be decreased by a factor of ten (10).

B.	Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock”. Each share of Common Stock and Preferred Stock has a par value of $0.001 per share. The total number of shares which the Corporation is authorized to issue is sixty-five million (65,000,000) shares. Sixty million (60,000,000) shares shall be Common Stock and five million (5,000,000) shares shall be Preferred Stock. The Common Stock shall be divided into Voting and Nonvoting Common Stock . The number of shares of Voting Common Stock authorized is forty million (40,000,000). The number of shares of Nonvoting Common Stock authorized is twenty million (20,000,000). Immediately prior to the effectiveness of these Articles of Amendment, there were outstanding four hundred million (400,000,000) shares of common stock, which shares all have voting rights. Upon the effectiveness of these Articles of Amendment: (i) the Consolidation described herein shall reduce the authorized shares of such common stock to forty million shares (40,000,000), and (ii) each outstanding share of such common stock shall immediately and automatically be converted into one share of Voting Common Stock. Of the authorized shares of Preferred Stock, the Corporation has created a Series B Preferred Stock, fixed the number of shares of such series at 851,400 shares of Series B Preferred Stock and designated the preferences, limitations, limitations and relative rights of the Series B Preferred Stock which are attached to the Second Amended and Restated Articles of Incorporation as Exhibit A thereto.

III.

The following classes were entitled to vote on the Amendment and did so, pursuant to written consent of the holders of a majority of the outstanding shares of stock, dated August 24, 2022, in the following manner:

Class of Stock	Outstanding Shares of such Class	Number of Votes Entitled to be Cast by Such Class	Votes in Favor of the Amendment	Votes Against the Amendment or Not Cast
Common Stock	33,512,545.82	33,512,545.82	29,329,518	4,183,027.82
Series B Preferred Stock	4,179,400	4,179,400	2,429,839	2,289,561

The number of votes cast for the Amendment by the holders of a majority of the outstanding shares of each class of stock entitled to vote on the Amendment was sufficient for approval by each such voting group.

[Remainder of page is blank; signature page follows.]

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DATED this 30th day of August, 2022.

DIMICRON, INC., a Utah corporation

By:	/s/ Jeffrey A. Bennett
(Signature)

Jeffrey A. Bennett, President
(Name and Title)

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